UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2005

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Offshore Systems International announces Q1 2005 financial results

Vancouver, Canada, April 8, 2005 — Offshore Systems International Ltd. (TSX: OSI/ OTCBB: OFSYF) today announced first quarter financial results for the three months ended February 28, 2005. Revenues were $2.3 million, compared to $4.0 million for the same quarter last year. Revenues for the quarter were affected by the timing of when new contracts are awarded, as well as the delivery schedule of existing contracts. The Company recorded a loss of $219,591 or $0.01 per diluted share, compared to earnings of $551,791 or $0.02 per diluted share for the first quarter in 2004.

Total backlog* was $19.8 million at the end of Q1 ($7 million in option backlog*), compared to $18.0 million ($7 million in option backlog*) for Q1 last year. As at February 28, 2005, the Company had received $1.7 million in assistance from Technology Partnerships Canada to fund research and development activities.

The Company elected to prepare financial statements in accordance with U.S. Generally Accepted Accounting Principles effective December 1, 2004.

Conference Call:

The Company will host a live conference call on Monday April 11, 2005 at 4 p.m. Eastern Time (1 p.m. Pacific Time) by calling 416-913-8746 or 800-814-3911. A taped replay of the conference call will be available until April 18 at 11:59 p.m. Eastern Time by calling 416-640-1917 or 877-289-8525, pass code 21120741#. A live audio webcast of the conference call will also be available at OSI’s website at www.osil.com. The webcast will be archived at www.osil.com for approximately 90 days.

About Offshore Systems International Ltd.:

Offshore Systems International Ltd. (OSI) is the pioneer in geospatial intelligence and the world leading fleet supplier of electronic chart systems and software for navigation and situational awareness in NATO and allied markets. The Company’s core competency is electronic geography and the production, management and display of many forms of geographic data. The Company provides display systems and data for several defence, government and commercial customers, and conducts its operations through three business units: OSI Navigation Systems (moving map display systems and software), OSI Applications (situational awareness products and services for command and control systems) and OSI Geomatics (digital map and electronic chart data production services: land and marine). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF). Please visit OSI’s website at www.osil.com for more information and the latest Company updates.

*Non-GAAP Definitions:

The Company reports in accordance with U.S. GAAP. Total backlog, firm backlog, option backlog and working capital are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures also do not have a comparable GAAP measure. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog. Working capital is defined as current assets less current liabilities.

Forward-Looking Statements:

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information, please contact:
Deborah Somerville
Director, Corporate Communications
Phone: (604) 904-4627 or 1-888-880-9797

Offshore Systems International Ltd.
Selected Consolidated Financial Information
(Canadian dollars — U.S. GAAP)

Statement of Earnings Information

	Three months ended
	February 28	February 29
	2005	2004

Revenue	2,259,863	4,029,760

Earnings (loss) for the period	(219,591)	551,791

Basic earnings (loss) per share	(0.01)	0.02

Fully diluted earnings (loss) per share	(0.01)	0.02

Balance Sheet Information

	February 28	November 30
	2005	2004

Cash	—	251,037

Working capital	7,994,833	8,287,798

Current assets	10,361,954	10,964,025

Total assets	11,784,565	12,310,738

Current liabilities	2,367,121	2,676,227

Total liabilities	2,367,121	2,676,227

Shareholders’ equity	9,417,444	9,634,511

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended February 28, 2005

April 8, 2005

Forward-Looking Statements

Statements in this Management’s Discussion and Analysis, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Effective December 1, 2004, the Company elected to report its consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as now allowed by Canadian regulators. The Company’s functional currency is Canadian dollars and therefore the Company’s financial statements are presented in Canadian dollars unless otherwise noted. All references in this report to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this Management’s Discussion and Analysis are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the three months ended February 28, 2005 in comparison with those for the three months ended February 29, 2004. This discussion should be read in conjunction with the Company’s 2004 Audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles and the Company’s Management’s Discussion and Analysis for the year ended November 30, 2004.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, the Royal Australian Navy, the Royal Navy of the United Kingdom and the United States Navy. For the three months ended February 28, 2005, the Company has also delivered software and system products to the Portuguese Navy, commercial shipping fleets serving the Great Lakes region of North America, and Teekay Shipping Corporation, the leading provider of international commercial tanker transportation services.

In 2002, the Company expanded the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed OSI Geomatics Ltd. to better reflect its business expansion. The Company’s U.S. subsidiary – Offshore Systems International Inc. was renamed OSI Geomatics Inc. and reactivated to enter the U.S. mapping market. Collectively, the two subsidiaries form the Company’s business unit – OSI Geomatics.

In February 2003, the Company announced the launch of a new product, Common Operational Picture - Image Display Server (“COP-IDS™”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS™ facilitates the integration of information from multiple geo-spatial sources – such as land maps, nautical charts, aerial and space photo imagery and special military information – into a single fused display. COP-IDS™ is designed to meet the emerging requirements of international fleets to be able to operate from and share common tactical data in the field. COP-IDS™ allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS™ is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and coalition forces operations.

To capitalize on the potential of the new COP-IDS™ product, the Company added a new line of business – OSI Applications starting in fiscal 2004. OSI Applications develops software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness.

The Company plans to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada. In addition, the Company may pursue strategic alliances, investments and acquisitions that are complementary to its existing lines of business.

Subsequent to February 28, 2005, the Company announced its intention to proceed with a private placement of up to CDN$19.5 million. The proceeds of the financing will be used to pursue acquisitions in the United States, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B preference shares Series 1. Toronto Stock Exchange policies require that the Company obtain shareholder approval for the financing. This approval was obtained by the Company at its Annual General Meeting held on April 8, 2005. Also, subsequent to February 28, 2005, the Company announced its intent to purchase Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah. Mapcon is a land mapping company in the U.S. geomatics market. The purchase of Mapcon closed April 8, 2005. For further information on these events, please refer the sections “Proposed Transactions” and “Transactions with Related Parties”.

Overall Performance

Earnings/Loss

For the three months ended February 28, 2005, the Company had a loss of $219,591 or $0.01 per share on a basic and diluted basis compared to earnings of $551,791 or $0.02 per share for the three months ended February 29, 2004.

The Company’s results for the three months ended February 28, 2005 were largely driven by lower revenues that resulted from timing of new contracts awarded to the Company and the delivery schedules of existing contracts and increased regulatory compliance costs offset by the financial assistance received from Technology Partnerships Canada (“TPC”).

Backlog

Total backlog as at February 28, 2005 was $19.8 million compared to $18.0 million at February 29, 2004. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at February 28, 2005 was at $7.0 million compared to $7.0 million at February 29, 2004. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at February 28, 2005 was at $12.7 million compared to $11.0 million at February 29, 2004. There is no guarantee or certainty that the Company’s customers will elect to exercise their contract option backlog. Should the Company’s customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Total backlog, firm backlog and option backlog are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures also do not have a comparable GAAP measure.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position and revenue for the period. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued, and will continue to pursue, major contracts with a lengthy sales cycle and, as a result, there could be large variations in its total backlog position and revenue from one fiscal quarter to another.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any Company customer. The Company has included the full value of these government contracts in total backlog.

Risks and Uncertainties

Certain statements made in this report by the Company constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

The Company depends heavily on its government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favour of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on the Company’s operations. Also, the Company cannot give assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.

In addition, sales to the governments the Company works with may be affected by:

•	changes in procurement policies;

•	changes in the structure and management of government departments;

•	budget considerations;

•	changing concepts of national defence;

•	political developments domestically and abroad; and

•	increased protectionism.

The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact its financial condition.

The Company derives a significant amount of revenue from only a few international government customers. The Company depends on government customers for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.

Approximately 77% of the Company’s revenue for the three months ended February 28, 2005 was from the Royal Navy of the United Kingdom and the Royal Australian Navy. For the three months ended February 29, 2004 approximately 83% of the Company’s revenue was from the U.S. Coast Guard, the Royal Navy of the United Kingdom and the Royal Australian Navy. Approximately 89% of the Company’s revenue for the three months ended February 28, 2005 was from national and international governments compared to 95% for the three months ended February 29, 2004. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.

The Company’s product lines are not broadly diversified.

The Company derives and expects to derive a substantial majority of its revenue from navigational software, systems and equipment sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.

In the three months ended February 28, 2005, approximately 95% of the Company’s revenues were from international customers, including governmental customers: 9% from the U.S. and 86% from other international countries. For the three months ended February 29, 2004, approximately 97% of the Company’s revenues were from international customers, including governmental customers: 22% from the U.S. and 75% from other international countries. The Company has focussed its expansion efforts for the future on the American, European and Australasian markets. As a result, the Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:

•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of dealing with foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls and other trade restrictions; and

•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, the U.S. dollar, the Australian dollar and the Euro.

Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions are in U.S. dollars, Australian dollars and Euros. In addition, certain of the Company’s subcontract payable and direct cost transactions are in U.S. dollars. For the three months ended February 28, 2005, approximately 11% of the Company’s revenue and 4% of its expenses were transacted in U.S. dollars. During the same period, approximately 8% and 0% of the Company’s revenue was transacted in Australian dollars and Euros respectively. For the three months ended February 29, 2004, approximately 21% of the Company’s revenues and 16% of its expenses were transacted in U.S. dollars. During the same period, the Company did not have material transactions in Australian dollars or Euros. The Company expects that U.S. dollar, Australian dollar and Euro sales will continue to account for a material portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future. In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and Euro to Canadian dollar exchange rate fluctuations, the Company utilizes its foreign exchange forward contract facility. As at February 28, 2005, the Company had entered into foreign exchange forward contracts in the amount of U.S. $0, Australian $2,750,000 and €0. As at November 30, 2004, the Company had entered into foreign exchange forward contracts in the amount of U.S. $851,196, Australian $3,678,061 and €383,310.

The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and the Company’s reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company relies on agreements with international corporations to assist it in pursuing contracts for major government procurements. These international corporations often assist the Company with systems integration, complementary products and services, and local domain knowledge necessary to successfully pursue major government procurements. The Company does not have assurance that these third parties will:

•	remain in business;

•	maintain the financial stability required to fulfill the requirements of these international procurements; and

•	continue to consider the Company’s products in their business priorities.

There can be no assurance that the Company would be able to pursue and secure major international government procurements without these third parties.

The Company may lose sales, or sales may be delayed, because of the long sales and implementation cycles for its products and services.

The Company’s customers have typically invested substantial time, money and other resources and have many people involved in the decision to license the Company’s software products and purchase its hardware products and services. As a result, the Company may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of the Company’s products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.

Even if a purchase agreement is signed, the time period required to deploy the Company’s products varies significantly from one customer to the next. Implementing the Company’s products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the Company’s products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy the Company’s products, we cannot guarantee that the Company’s products will be deployed successfully.

As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

Competition within the Company’s markets may reduce its ability to procure future contracts and sales.

The defence industry in which the Company operates is highly competitive. The Company’s competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar/marine equipment segment of the industry. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities. There can be no assurance that the Company can continue to compete effectively with these companies.

The Company’s ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.

Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including its ability to:

•	identify emerging technological trends in the Company’s market;

•	develop and maintain competitive products;

•	enhance the Company’s products by adding innovative features that differentiate its products from those of its competitors; and

•	manufacture and bring products to market quickly at cost-effective prices.

The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as the Company currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products. The possibility that the Company’s competitors might develop new technology or products might cause the Company’s existing technology and products to become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than the Company’s competitors, its revenues will decline and its business, financial condition and results of operations will be negatively affected.

The Company depends on the recruitment and retention of qualified personnel, and its failure to attract and retain such personnel could seriously harm its business.

Due to the specialized nature of the Company’s business, its future performance is significantly dependent upon the continued services of its key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm its business, results of operations and financial condition.

The Company does not have fixed-term employment agreements with its officers and key employees and the loss of any officer or key employee could seriously harm the Company’s business.

The Company has not entered into fixed-term employment agreements with its officers and key employees. The Company’s success depends upon the abilities and experience of its officers and key employees. Competition for highly skilled management, engineering, technical and other key employees is intense. The loss of officers and key employees could seriously disrupt the Company’s operations and impair its ability to compete.

The Company depends on offshore sub-contract labour in its geomatics operations to maintain a competitive position in the geomatics marketplace.

The Company’s geomatics operations are dependent upon labour resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labour resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor;

•	the cultural compatibility between Canada and the home country of each sub-contractor;

•	the English language proficiency of the labour resources made available to the Company;

•	labour pool characteristics such as work ethic, education, skill level and attrition; and

•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics operations in the future.

The Company may be unable to adequately protect its intellectual property rights, which could affect its ability to compete.

Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the trademarks, copyrights and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses for commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

The Company’s operations depend on component availability and its key suppliers to manufacture and deliver its products and services.

The Company’s operations are highly dependent on the timely delivery of materials by outside suppliers. While the Company enters into purchase agreements with a few of its suppliers, the Company cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, it may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize its ability to satisfactorily complete the Company’s obligations under its contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.

The unpredictability of the Company’s results may harm or contribute to the volatility of the trading price of its common stock.

The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:

•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government and corporate spending patterns;

•	the timing of contract receipt and funding and resulting impact on the Company’s working capital position;

•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;

•	the timing of the Company’s new product introductions and its competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	regulatory developments.

The Company may pursue strategic relationships, investments and acquisitions. The Company may not be able to successfully manage its operations if it fails to successfully integrate the acquired technologies and/or businesses.

As part of the Company’s business strategy, it may expand its product offerings to include application software products that are complementary to the Company’s existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:

•	difficulty in integrating the third party product with its products;

•	undiscovered software errors in the third party product;

•	difficulties in selling the third party product;

•	difficulties in providing satisfactory support for the third party product;

•	potential infringement claims from the use of the third party product; and

•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:

•	issues related to product transition (such as development, distribution and customer support);

•	the substantial management time devoted to such activities;

•	the potential disruption of the Company’s ongoing business;

•	undisclosed liabilities;

•	failure to realize anticipated benefits (such as synergies and cost savings);

•	the difficulty of integrating previously distinct businesses into one business unit; and

•	technological uncertainty regarding the current and future functionality of the product.

The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.

If the Company’s expenditures exceed its incoming cash flows, the Company may be required to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

The Company’s business could be adversely affected if it fails to manage its growth effectively.

If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:

•	improve its financial and management controls, reporting systems and procedures;

•	add and integrate new senior management personnel;

•	improve its licensing models and procedures;

•	hire, train and retain qualified employees;

•	maintain sufficient working capital;

•	control expenses;

•	diversify channel sales strategies; and

•	invest in its internal networking infrastructure and facilities.

The Company has committed funds to obtaining additional systems and facilities to accommodate its current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, it may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.

Third parties may claim that the Company infringes their proprietary rights.

The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require it to stop selling or delay shipping, or cause the redesign of its product or products. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.

The Company licenses and uses software from third parties in its business. These third party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing this software. The Company’s inability to use any of this third party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect the Company’s operating results.

The Company may not be able to protect its proprietary information.

The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy the Company’s products or to obtain or use information that the Company regards as proprietary.

The Company’s products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of the Company’s products. Customers use the Company’s products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that the Company is responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, the Company could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.

The Company’s products depend on third party software products and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:

•	remain in business;

•	support the Company’s product lines;

•	maintain viable and functional product lines; and

•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

The Company’s products may not be compatible with various operating systems and therefore the Company may not be able to sell its products to potential customers.

The Company’s products are used in combination with various operating systems. The Company’s future success depends on its ability to continue to support widely-used operating systems. The Company’s applications run on Microsoft operating systems. Therefore, the Company’s ability to increase sales depends on the continued acceptance of Microsoft operating system products. If the Company is unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, its business and operating results could be adversely affected.

Selected Information (Unaudited)

Statement of Earnings Information	For the three months ended		For the years ended November 30
	February 28, 2005	February 29, 2004	2004	2003	2002
	$	$	$	$	$
Revenue	2,259,863	4,029,760	13,451,303	11,520,793	13,814,133
Gross profit	1,232,108	2,568,773	7,781,979	6,361,725	6,713,382
Gross profit %	54.5%	63.7%	57.9%	55.2%	48.6%
Net earnings (loss) for the period	(219,591)	551,791	248,017	352,016	1,694,126
Basic earnings (loss) per share	(0.01)	0.02	0.00	(0.02)	0.07
Diluted earnings (loss) per share	(0.01)	0.02	0.00	(0.02)	0.06

Balance Sheet Information	As at		As at November 30
	February 28, 2005	February 29, 2004	2004	2003	2002
	$	$	$	$	$
Cash	—	1,716,195	251,037	3,837,555	3,244,048
Working capital *	7,994,833	8,292,690	8,287,798	8,071,926	4,464,623
Current assets	10,361,954	10,538,062	10,964,025	10,377,836	8,821,485
Total assets	11,784,565	12,131,976	12,310,738	11,728,257	10,795,577
Current liabilities	2,367,121	2,245,372	2,676,227	2,305,910	4,356,862
Long term liabilities	—	140,539	—	187,384	372,717
Total liabilities	2,367,121	2,385,911	2,676,227	2,493,294	4,729,579
Shareholders’ equity	9,417,444	9,746,065	9,634,511	9,234,963	6,065,998

Balance Sheet Information	As at		As at November 30
	February 28, 2005	February 29, 2004	2004	2003	2002
	$	$	$	$	$
Dividends declared per share	—	—	—	—	—
Common shares	—	—	—	—	—
Class A preference shares	—	—	—	—	—
Class B preference shares	—	1.50	3.00	2.37	—

*	Working Capital is a non–GAAP measure that does not have a standardized meaning and may not be comparable to similar measures presented by other issuers. This measure does not have a comparable GAAP measure. Working Capital is defined as current assets less current liabilities.

The Company’s annual and quarterly results are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings.

The lower revenue for the three months ended February 28, 2005 as compared to the three months ended February 29, 2004 is attributable to the timing of new contracts that are awarded to Company, the delivery schedules of existing contracts and the Company experiencing continuing difficulties in penetrating the U.S. markets for its products and services. The Company is addressing these issues by acquiring Mapcon Mapping Consultants Inc. of Salt Lake City, Utah and proceeding with a private placement of preference shares and warrants of up to CDN$19.5 million in the U.S. – part of the proceeds of which will be used to pursue additional acquisitions in the United States. Mapcon’s acquisition will increase the Company’s geomatics revenue in the U.S. market and the private placement will allow the Company to pursue U.S. acquisitions which will provide the Company with U.S. sales channels for its Navigation Systems and Applications products and services. For further information on these events, please refer to the section “Proposed Transactions”.

The lower revenue in fiscal 2003 as compared to fiscal 2002 was largely attributable to the substantial completion in fiscal 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract in early fiscal 2003. The increase in revenue in fiscal 2004 over fiscal 2003 was the result of contracts from the Royal Navy of the United Kingdom and the Royal Australian Navy that were awarded to the Company in late fiscal 2003 and early fiscal 2004. The Company was not awarded contracts of this magnitude in the first quarter of fiscal 2005.

The fluctuations in gross profit year over year are impacted negatively by projects that include a large proportion of third-party systems or labour resulting in higher cost of sales. Certain contracts awarded to the Company may require the Company to include third-party systems or labour. In order to maintain competitiveness on these contracts, the Company may elect to reduce its usual margins on the third party components. In addition, the product mix of Software, Geomatics, Systems and systems components in any given period may impact the gross profit for the period.

The lower gross margin percentage for the three months ended February 28, 2005 as compared to the three months ended February 29, 2004 is the result of the Company realizing higher software sales in the three months ended February 29, 2004 when compared to the three months ended February 28, 2005. Software revenue generates more favourable margins than the Company’s other revenue streams.

During the first six months of fiscal 2004, the Company’s gross profit percentage increased because of an increase in software revenue. During the last six months of fiscal 2004, the Company’s gross profit percentage was lower when compared to the first six months as the Software revenue decreased and Systems and systems components revenue increased. During the three months ended February 28, 2005, the Company’s gross profit percentage decreased as a result of decreased software revenue when compared to the same period last year.

Results of Operations

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended
	February 28, 2005	February 29, 2004
Revenue
Software	66.0%	74.3%
Geomatics	13.6%	17.8%
Systems and system components	18.0%	4.6%
Other	2.4%	3.3%

	100.0%	100.0%
Cost of sales	45.5%	36.3%

Gross profit	54.5%	63.7%

Expenses
General and administrative	45.8%	18.1%
Research and development	14.1%	11.5%
Sales and marketing	24.4%	19.7%
Depreciation	2.4%	1.3%
Interest	0.5%	0.0%
Foreign exchange gain	(3.2%)	(0.6%)
Technology Partnerships Canada royalty	2.4%	1.1%
Technology Partnerships Canada contribution	(11.7%)	0.0%

	74.7%	51.1%

(Loss) Earnings from operations	(20.2%)	12.6%

Income tax recovery	10.5%	1.1%

(Loss) Earnings for the period	(9.7%)	13.7%

Revenues

The Company’s core revenue stream is derived from four sources: Software, Systems and system components, Geomatics, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue. The Company also derives revenue from the delivery of the ECPINS® software component of its system product. Combined, ECPINS® systems and software delivered 84.0% of the Company revenue for the three months ended February 28, 2005 and 78.9% for the three months ended February 29, 2004.

Consolidated revenue for the three months ended February 28, 2005 was $2,259,863 compared with $4,029,760 for the three months ended February 29, 2004, resulting in a decrease of 43.9%. The decrease is attributable to the timing that new contracts are awarded to the Company, the delivery schedules of existing contracts and the Company experiencing continuing difficulties in penetrating the U.S. markets for its products and services. The Company’s revenues are primarily affected by the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements. Revenue from the Royal Navy and the Royal Australian Navy in the first quarter of fiscal 2004 amounted to approximately $3,000,000. Contracts with revenue of this magnitude did not occur in the first quarter of fiscal 2005.

The main customers for the Company’s products and services for the three months ended February 28, 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 77% of the consolidated revenue for the three months ended February 28, 2005. For the three months ended February 29, 2004, the main customers for the Company’s products and services were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the U.S. Coast Guard and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 83% of the consolidated revenue for the three months ended February 29, 2004.

Segment Results

Revenue from the Navigation Systems business unit for the three months ended February 28, 2005 was $1,940,783 compared to $3,280,098 for the same period last year, a decrease of $1,339,315 or 40.8%. The decrease is attributable to the timing that new contracts are awarded to the Company, the delivery schedules of existing contracts and the Company having realized higher software sales in the first quarter of 2004 when compared to the same period in the current year.

Revenue from the Geomatics business unit for the three months ended February 28, 2005 was $307,580 compared to $721,344 for the same period last year, a decrease of $413,764 or 57.4%. The decrease is primarily the result of the Company experiencing increased difficulty in penetrating the U.S. geomatics market. The Company is implementing changes in the strategies to improve its market position in the U.S. through the acquisition of Mapcon Mapping Consultants Inc., a U.S. land mapping company based in Salt Lake City, Utah.

Revenue from the Applications business unit was $11,500 for the three months ended February 28, 2005 compared to $28,318 for the same period last year, a decrease of $16,818. The Applications business unit develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The sales cycle with government customers for Applications products can be upwards of three years. The business unit’s initial product is Common Operational Picture – Image Display Server (COP-IDS™). This Applications business unit commenced operations in fiscal 2004.

In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

For the three months ended February 28, 2005, the Company’s gross profit decreased $1,336,665 to $1,232,108 from $2,568,773 for the same period last year. Gross profit percentage decreased to 54.5% from 63.7% when comparing the three months ended February 28, 2005 over the same period last year. The lower gross margin percentage is the result of the Company realizing higher software sales in the three months ended February 29, 2004 when compared to the three months ended February 28, 2005.

Segment Results

Gross profit from the Navigation Systems business unit for the three months ended February 28, 2005 was $1,198,088 compared to $2,396,046 for the same period last year, a decrease of $1,197,958 or 50.0%. Gross profit percentage decreased to 61.7% from 73.0% period over period. The decrease was attributable to a decreased percentage of the Company’s revenue being attributable to Software revenue and an increased percentage being attributable to Systems and system components revenue when compared to the same period last year.

Gross profit from the Geomatics business unit for the three months ended February 28, 2005 was $24,008 compared to $153,759 for the same period last year, a decrease of $129,751. Gross profit percentage decreased to 7.8% from 21.3% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive and the increasing protectionism the Geomatics business unit has encountered entering the U.S. geomatics market. As stated above, the Company is implementing changes in the strategies to improve its market position in the U.S. through the acquisition of Mapcon Mapping Consultants Inc., of Salt Lake City, Utah.

Gross profit for the Company’s new business unit – Applications was $10,012 for the three months ended February 28, 2005 compared to $18,968 for the same period last year, a decrease of $8,956. Gross profit percentage for the three months ended February 28, 2005 was 87.1% and reflected the contract mix that included more applications software contracts than applications systems contracts.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, other general administrative expenses, interest and other income. For the three months ended February 28, 2005, G&A increased $306,011 to $1,036,084 from $730,073 during the same period last year. As a percentage of revenue, G&A increased to 45.8% from 18.1% period over period. The increase is the result of increased salaries and internal re-alignment of sales staff to G&A activities, professional fees, directors’ fees and directors and officers insurance. For the three months ended February 28, 2005, the Company had an increase in the TPC contribution as a result of a new TPC contract being in effect during the first quarter of 2005. The Company anticipates that as a result of recently introduced reporting regulations in Canada and the U.S., the Company will continue to experience increases in costs primarily relating to professional fees and increased infrastructure costs to meet the increased reporting obligations.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses and related expenses. The Company expenses research and development costs in the period incurred.

The Company continued to invest in new product development during the three months ended February 28, 2005. The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. For the three months ended February 28, 2005 R&D costs decreased $143,992 to $319,232 or 14.1% of revenue, compared to $463,224 or 11.5% of revenue for the same period last year. The decrease is largely the result of approximately $223,000 in engineering labour costs charged to cost of sales from R&D for the three months ended February 28, 2005 compared to approximately $107,000 for the three months ended February 29, 2004, an increase of approximately $116,000. These costs are to support the software customization required to meet the needs of specific customers.

In November 1999, the Company announced an agreement with Technology Partnerships Canada whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2003. As at November 30, 2003, the Company had received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. As at February 28, 2005, the Company had paid royalties of $1,242,022 and accrued for future payment an additional $53,823. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

In April 2004, TPC announced an agreement with the Company whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at February 28, 2005, the Company had claimed for $1,736,931 of eligible assistance under the TPC program which includes a receivable of $378,158. The Company will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for the three months ended February 28, 2005.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2004, the Company was subject to an audit by government authorities. The results of the audit have not been communicated to the Company however the Company has no reason to believe that the audit will have a material impact on the Company’s financial results. If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. For the three months ended February 28, 2005, S&M expenses decreased $241,021 or 30.4%, to $552,256 (24.4% of revenue) from $793,277 (19.7% of revenue) for the same period last year. The reduction is primarily the result of a decrease of approximately $90,000 in expenses relating to the internal re-alignment of sales staff to G&A activities to support corporate and operations initiatives, a decrease of approximately $72,000 in travel costs because of more efficient travel planning and a decrease of approximately $30,000 in sales commissions as the result of lower sales achievements for the quarter. The Company’s current level of S&M staff continues to allow the Company to pursue business development activity relating to its expansion efforts into American, European and Australasian markets. The expansion effort targets new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions and to broaden the Company’s customer base thereby reducing its dependence on the current few international customers. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.

Depreciation and amortization

Total Depreciation and amortization increased $6,625 to $84,670 for the three months ended February 28, 2005 from $78,045 for the same period last year. The increase reflects the acquisitions in the period and mix of plant and equipment in the Company at February 28, 2005.

Interest

Interest expense increased to $12,716 for the three months ended February 28, 2005 from $268 for the same period last year as a result of the Company having utilized its operating line credit facility of $2,000,000 during the period. The Company did not utilize its operating line credit facility during Fiscal 2004.

Foreign exchange

Foreign exchange gain for the three months ended February 28, 2005 increased $48,403 to $73,144 from $24,741 for the same period last year. The increase was the result of exchange rate movements of the Australian dollar which were in the Company’s favour when certain forward contracts were extended.

Technology Partnerships Canada royalty

The Company is required to pay a royalty of 3% on annual gross revenue for the Navigation Systems and Applications business units for the period December 1, 1999 to November 30, 2008. Royalty expense increased to $54,691 for the three months ended February 28, 2005 from $48,926 for the same period last year.

Income Taxes

Based on the information available at the time of the issue of the unaudited interim consolidated financial statements for the three months ended February 28, 2005, the Company estimated that it will have sufficient taxable earnings in future years from the Navigation Systems business unit to utilize a portion of the Company’s $2,820,108 Canadian and $250,358 U.S. non-capital losses carried forward and other tax balances. As a result of this assessment, the Company has recognized a deferred tax recovery of $238,365 for the three months ended February 28, 2005 compared to a deferred tax recovery of $278,903 for the three months ended February 29, 2004.The current quarter recovery was calculated by using the projected effective tax rate for the fiscal year. This recovery is expected to reverse as the Company generates profitable results for the remainder of the fiscal year. In accordance with U.S. GAAP, the Company provided a valuation allowance against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others. For the three months ended February 28, 2005, the Company recorded a current tax recovery of $Nil, compared to a current tax expense for the same period last year of $232,792.

Earnings/Loss

As a result of the above factors, a loss for the three months ended February 28, 2005 was $219,591 or 9.7% of revenue, compared to earnings of $551,791 for the three months ended February 28, 2004, or 13.7% of revenue.

Summary of Quarterly Results

				Basic	Diluted
			Net	Earnings/	Earnings/
		Gross	Earnings/	(Loss) per	(Loss) per
	Revenue	Profit	(Loss)	Share	Share
For the three months ended	$	$	$	$	$

February 28, 2005	2,259,863	1,232,108	(219,591)	(0.01)	(0.01)

November 30, 2004	3,696,137	1,968,649	(227,940)	(0.01)	(0.01)

August 31, 2004	2,951,571	1,469,554	(455,922)	(0.02)	(0.02)

May 31, 2004	2,773,835	1,775,003	380,088	0.01	0.01

February 29, 2004	4,029,760	2,568,773	551,791	0.02	0.02

November 30, 2003	2,724,439	1,630,782	315,417	0.01	0.01

August 31, 2003	2,275,152	1,176,210	(347,135)	(0.01)	(0.01)

May 31, 2003	2,958,027	1,694,246	143,824	0.00	0.00

For a discussion on the factors that affect the quarterly results, please refer to the section Selected Information.

Liquidity and Capital Resources

The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. Every business endeavour the Company develops or acquires targets a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with line of credit borrowings of $2,000,000 available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects cash flow from operations will improve for the remainder of the year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

At February 28, 2005, the Company had current assets of $10,361,954, current liabilities of $2,367,121 and a bank overdraft position of $548,394. Working capital decreased $292,915 to $7,994,833 at February 28, 2005 from $8,287,798 at November 30, 2004 primarily due to a combination of a increases in inventory, prepaid expenses and deferred taxes, and a decrease in accounts payable that were partial offset by a decrease in accounts receivable.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. At February 28, 2005 the Company had borrowings in the amount of $548,394 against the operating line. The Company has an operating line of $2,000,000 available with a Canadian chartered bank collateralized by accounts receivable. The Company has issued a standby letter of credit totalling Australian $283,886. The Company has utilized the standby letter of credit to support certain performance obligations to our customers. At February 28, 2005, the Company had entered into foreign exchange forward contracts in the amount of Australian $2,750,000. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Cash flows used in operating activities for the three months ended February 28, 2005, were $671,858, compared with $2,038,037 for the three months ended February 29, 2004, a decrease of $1,366,179. The decrease in cash flows used in operating activities for the three months ended February 28, 2005 as compared to the same period in 2004 was the result of changes occurring in most non-cash working capital items between these two periods – all within the normal business activities of the Company. The largest change was in the accounts receivable balance for the three month period ended February 29, 2004 which was the result of milestone terms that existed in certain contracts that the Company expects to be paid during the current fiscal year.

Net cash provided by financing activities for the three months ended February 28, 2005 amounted to $461,828 compared to net cash used of $40,689 for the same period in 2004. Proceeds from the operating line of credit provided funds of $548,394 for the three months ended February 28, 2005 compared to the operating line not having provided funds for the same period last year. The issuance of common shares did not provide funds for the three months ended February 28, 2005 compared to the issuance of common shares having provided funds of $51,177 for the same period in fiscal 2004. The payment of dividends on the Class B preference shares used funds of $86,566 for the three months ended February 28, 2005 compared to a usage of funds of $91,866 for the three months ended February 29, 2004.

Cash used in investing activities totalled $41,007 for the three months ended February 28, 2005 compared with $42,634 for the same period in 2004.

As a result of the above mentioned changes, the net decrease in cash amounted to $251,037 for the three months ended February 28, 2005 compared to a decrease of $2,121,360 for the three months ended February 29, 2004.

Subsequent to February 28, 2005, the Company concluded a $19.5 million private placement of preference shares and share purchase warrants. For further information, please refer to the section “Proposed Transactions”.

As at February 28, 2005, the Company estimates that a U.S. $0.01 increase in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $6,000. As at February 28, 2005, the Company estimates that an Australian $0.01 increase in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $6,000. As at February 28, 2005, the Company does not expect to have a material number of Euro transactions and therefore does not expect earnings to be impacted by changes in the exchange rate of the Euro relative to the Canadian dollar.

In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and Euro to Canadian dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described above. The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar and the Euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S., Australian dollar and Euro transactions.

Contractual Obligations

	Payments due by period
		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years

Facility leases	621,035	257,369	363,666	—	—
Equipment leases	33,767	14,709	17,592	1,466	—

Total contractual obligations	654,802	272,078	381,258	1,466	—

Off-Balance Sheet Arrangements

Guarantees

The Company has issued a standby letter of credit totalling Australian $283,886. The standby letter of credit is repayable on demand after certain conditions have been met. The Company utilizes standby letters of credit to support certain performance obligations to its customers.

The Company warrants that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.

Transactions with Related Parties

During the last two years, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders. Subsequent to the 2004 fiscal year end, E. Brinton Coxe, a member of the Company’s Board of Directors, became a related party by virtue of the fact that the Company has agreed to pay him compensation of $800,000 and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with a proposed private placement discussed below under “Proposed Transactions”. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Should the Company’s shareholders not approve the proposed private placement on April 8, 2005, Mr. Coxe’s compensation will not be paid to him.

Proposed Transactions

The Company has proposed the following transactions:

Agreement to acquire Mapcon Mapping Consultants Inc.

On February 28, 2005, the Company entered into an agreement to purchase all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market.

Under the terms of the agreement, the Company purchased all of the shares of Mapcon from its shareholders for cash of US$1,000,000. The purchase was subject to a number of conditions, including the execution of a definitive agreement. The definitive agreement was executed on April 8, 2005 and the transaction closed the same day.

Private placement of Preference Shares

The Company announced on March 8, 2005 its intention to proceed with a private placement (the “financing”) of up to $19.5 million. The financing was led by SDS Capital Group SPC, Ltd. as a principal investor. A recognized United States investment bank acted as agent to offer the securities on a best efforts basis to other institutions and accredited investors. The proceeds of the financing will be used to pursue acquisitions, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B preference shares Series 1 held by two institutional investors at a cost of approximately $2.9 million. The Company offered up to 19,500 units, each comprised of 20 voting Class B preference shares Series 2 (“preference shares”) and

588 share purchase warrants (“warrants”). The issue price will be $1,000 per unit. The private placement was fully subscribed. The preference shares will entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share will be convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each preference share by the conversion price of $0.85. Each warrant will entitle the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years.

Mr. E. Brinton Coxe, a director of the Company assisted the Company in structuring and arranging the financing. In consideration for providing his services, the Company has agreed to pay Mr. Coxe an advisory services fee in the amount of $800,000. In addition, the Company has agreed to issue to Mr. Coxe 350,000 common share purchase warrants which will have the same terms and conditions as the warrants to be issued to the institutions which assist in placing the financing. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe declared his interest in the proposed financing and related transactions and abstained from voting on all resolutions of the Company’s board respecting the financing, including resolutions approving his compensation, at all stages of the review and approval process. Mr. Coxe also excused himself from all board meetings at which the proposed financing was considered so that the remaining members of the board could discuss freely the proposed financing and all matters related thereto, including the proposed compensation of Mr. Coxe.

TSX policies require that the Company obtain shareholder approval for the financing. Consequently, all subscription funds and agreements were held in escrow with an escrow agent pending receipt of shareholder approval. The Company obtained shareholder approval for the financing at its annual general meeting held on April 8, 2005. During the escrow period, the purchasers will receive interest on the subscription funds at the rate of 12% per annum. After shareholder approval was obtained, the financing is to be closed promptly on April 11, 2005 and accrued interest paid to the purchasers. All payments of interest will be net of applicable withholding tax.

Completion of the financing was subject to satisfaction of a number of conditions precedent, including completion of legal documentation and due diligence satisfactory to both the Company and the purchasers, and receipt of all necessary regulatory approvals, including TSX acceptance.

The offered securities have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with United States generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. The Company may need to adjust the estimated costs to complete for these projects, if the actual results differ from the Company’s estimates. If the Company anticipates that a contract or a contract segment will generate a loss, the Company estimates that loss and records the total expected loss on the contract or contract segment. When revenues exceed amounts invoiced under a contract, the difference is recorded as unbilled revenue. The Company believes that unbilled revenue will be invoiced and collected. Billings in excess of revenues are amounts that have been billed to the customer but have not been recognized in revenue.

Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes deferred income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgement that is subject to audit by tax authorities in the ordinary course of business.

Stock-based Compensation and Other Stock-based Payments

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The Company recognizes compensation as stock options, which have been granted and vested to third parties under stock option plans with no cash settlement feature based on the fair value method. The fair value of the stock options was estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate and expected average life. Direct awards of stock to employees, stock option and stock awards granted to non-employees are also accounted for in accordance with the intrinsic method of accounting for stock-based compensation.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. The Company reviews the unbilled revenue balance on a regular basis to assess its fair market value and provides a reserve against any amounts that are impaired.

Inventory

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Changes in Accounting Policies including Initial Adoption

Effective December 1, 2004, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP. The Company prepares a reconciliation highlighting the material differences between its unaudited interim consolidated financial statements prepared in accordance with U.S. GAAP as compared to unaudited interim consolidated financial statements prepared under Canadian GAAP (see Note 16 to the unaudited interim consolidated financial statements. Additional disclosure with respect to the effects of the Company’s election to report on its consolidated financial statements in accordance with U.S. GAAP is provided in Notes 1, 2 and 17 of the Company’s unaudited interim consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R – Share-Based Payment (“SFAS 123R”), a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The Company is currently evaluating the impact of SFAS 123R in its consolidated financial statements.

Financial Instruments and Other Instruments

Foreign Exchange Forward Contracts

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At February 28, 2005, the Company had foreign exchange forward contracts to sell Australian $2,750,000. The exchange rates set in the foreign exchange forward contracts ranged between $0.9473 to $0.9562 for Australian $1.00. The contracts mature between May 2005 and June 2005.

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s financial statements.

Disclosure of Outstanding Share Data

As at March 31, 2005, the Company had issued and outstanding 27,488,074 common shares, and 1,695,112 outstanding stock options. As at March 31, 2005 the Company also had 30,262 issued and outstanding Class A preference shares and 57,711 issued and outstanding Class B preference shares convertible into common shares at conversion ratios of 1:1 and 1:45.5 respectively which represents 2,656,112 common shares. Also at March 31, 2005 the Company had outstanding 1,393,301 common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 1,393,301 common shares.

Other MD&A Requirements

Additional information is also contained in the Company’s Annual Report, including the financial statements, for the financial year ended November 30, 2004, the Company’s Information Circular dated March 11, 2005 and in the Company’s Annual Information Form dated March 17, 2005. The information contained in those documents is hereby incorporated by reference. This and other additional information relating to the Company may be found on SEDAR at www.sedar.com. Also, copies of these documents will be provided to any person, on request to the Secretary of the Corporation at 107-930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4, telephone (604) 904-4600, fax (604) 986-4454.

Offshore Systems International Ltd.

Interim Consolidated Financial Statements (Unaudited)
(Prepared in accordance with United States Generally
Accepted Accounting Principles)
February 28, 2005 and February 29, 2004
(expressed in Canadian dollars)

Offshore Systems International (Incorporated under the laws of the Province of British Columbia, Canada) Consolidated Balance Sheets (unaudited) (expressed in Canadian dollars)	U.S. GAAP

	As at
	February 28,	November 30,
	2005	2004
	$	$
Assets (note 8)

Current assets
Cash	—	251,037
Accounts receivable (note 3)	8,160,192	9,140,478
Inventory (note 4)	862,554	649,427
Prepaid expenses and deposits	440,073	142,752
Deferred income taxes	899,135	780,331

	10,361,954	10,964,025

Deferred income taxes	119,561	—
Plant and equipment (note 5)	915,603	938,102
Intangible and other assets (note 6)	387,447	408,611

	11,784,565	12,310,738

Liabilities

Current liabilities
Bank overdraft (note 8)	548,394	—
Accounts payable and accrued liabilities (note 7)	1,744,382	2,596,362
Unearned revenue	74,345	79,865

	2,367,121	2,676,227

Commitments and contingencies (note 11)

Shareholders’ Equity

Capital stock

Authorized (note 9(a))
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated Series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated Series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares

100,000,000 common shares without par value

Issued and outstanding
30,262 Class A preference shares — Series A (2004 — 30,262) (note 9(b))	30,262	30,262
57,711 Class B preference shares — Series 1 (2004 — 57,711) (note 9(c))	2,197,061	2,163,622
27,488,074 Common shares (2004 — 27,488,074)	20,033,931	20,033,931

	22,261,254	22,227,815

Warrants (note 9(c))	661,575	661,575

Additional Paid in Capital	944,492	941,968

Accumulated Deficit	(14,449,877)	(14,196,847)

	9,417,444	9,634,511

	11,784,565	12,310,738

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Offshore Systems International Ltd. Consolidated Statement of Earnings (Loss) and Accumulated Deficit (unaudited) (expressed in Canadian dollars)	U.S. GAAP

	For the three months ended
	February 28,	February 29,
	2005	2004
	$	$
Revenue
Software	1,491,168	2,993,263
Systems and system components	405,735	186,894
Geomatics	307,581	718,733
Other	55,379	130,870

	2,259,863	4,029,760

Cost of sales	1,027,755	1,460,987

Gross profit	1,232,108	2,568,773

Expenses
General and administrative	1,036,084	730,073
Research and development	319,232	463,224
Sales and marketing	552,256	793,277
Depreciation and amortization	53,746	52,066
Interest	12,716	268
Foreign exchange gain	(73,144)	(24,741)
Technology Partnerships Canada royalty (note 10)	54,691	48,926
Technology Partnerships Canada contribution (note 10)	(265,517)	—

	1,690,064	2,063,093

Earnings (loss) before income taxes	(457,956)	505,680

Income tax expense (recovery) (note 12)
Deferred income tax recovery	(238,365)	(278,903)
Current income tax expense	—	232,792

	(238,365)	(46,111)

Earnings (loss) for the period	(219,591)	551,791

Accumulated Deficit — Beginning of period	(14,196,847)	(14,046,108)

Class B preference share dividend declared	—	(91,866)
Class B preference share dividend accreted	(33,439)	(33,439)

Accumulated Deficit — End of period	(14,449,877)	(13,619,622)

Basic earnings (loss) per share (note 9(e))	(0.01)	0.02

Diluted earnings (loss) per share (note 9(e))	(0.01)	0.02

Weighted average number of common shares outstanding — basic (note 9(e))	27,488,074	26,903,072

Weighted average number of common shares outstanding — diluted (note 9(e))	27,488,074	30,190,199

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Offshore Systems International Ltd. Consolidated Statement of Shareholders’ Equity (unaudited) For the three months ended February 28, 2005 (expressed in Canadian dollars)	U.S. GAAP

	Class A preference		Class B preference
	shares — Series A		shares — Series 1		Common Shares		Warrants
									Additional
									paid-in	Accumulated
		Amount		Amount		Amount		Amount	capital	Deficit	Total
	Number	$	Number	$	Number	$	Number	$	$	$	$
Balance — November 30, 2004	30,262	30,262	57,711	2,163,622	27,488,074	20,033,931	1,393,301	661,575	941,968	(14,196,847)	9,634,511
Accretion of discount on Class B preference shares — Series 1	—	—	—	33,439	—	—	—	—	—	(33,439)	—
Stock-based compensation	—	—	—	—	—	—	—	—	2,524	—	2,524

	30,262	30,262	57,711	2,197,061	27,488,074	20,033,931	1,393,301	661,575	944,492	(14,230,286)	9,637,035
Net loss for the period	—	—	—	—	—	—	—	—	—	(219,591)	(219,591)

Balance — February 28, 2005	30,262	30,262	57,711	2,197,061	27,488,074	20,033,931	1,393,301	661,575	944,492	(14,449,877)	9,417,444

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Offshore Systems International Ltd. Consolidated Statements of Cash Flows (unaudited) (expressed in Canadian dollars)	U.S. GAAP

	For the three months ended
	February 28,	February 29,
	2005	2004
	$	$
Cash flows used in operating activities
Earnings (loss) for the period	(219,591)	551,791
Items not affecting cash
Depreciation and amortization	84,670	78,045
Stock based compensation	2,524	—
Deferred income taxes	(238,365)	(46,111)
Changes in non-cash working capital items
Accounts receivable	980,286	(2,624,674)
Inventory	(213,127)	30,236
Prepaid expenses and deposits	(297,321)	84,958
Accounts payable and accrued liabilities	(765,414)	(63,915)
Unearned revenue	(5,520)	(1,522)
Accrued royalties	—	(46,845)

	(671,858)	(2,038,037)

Cash flows provided by (used in) financing activities
Proceeds from operating line of credit	548,394	—
Issue of common shares	—	51,177
Class B preference share dividend paid	(86,566)	(91,866)

	461,828	(40,689)

Cash flows used in investing activities
Additions to plant and equipment	(27,424)	(29,697)
Additions to intangible and other assets	(13,583)	(12,937)

	(41,007)	(42,634)

Decrease in cash	(251,037)	(2,121,360)

Cash — Beginning of period	251,037	3,837,555

Cash — End of period	—	1,716,195

Supplemental disclosure of cash flow information
Cash paid during the period for interest	5,816	268

See accompanying notes to unaudited interim consolidated financial statements

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

1	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the Company. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and all amounts herein have been expressed in Canadian dollars unless otherwise noted. These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required for compliance with U.S. GAAP for annual financial statements applied on a consistent basis. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in note 16.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2	Accounting changes

a) Changes in accounting policies relating to the adoption of U.S. GAAP

Effective December 1, 2004, the Company elected to report its consolidated financial statements in conformity with U.S. GAAP. The Company continues to report all amounts in Canadian dollars as the functional currency of the Company is Canadian dollars. All accounting policies are the same as described in note 2 to the Company’s audited financial statements for the year ended November 30, 2004, which were prepared in accordance with Canadian GAAP, filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Stock Based Compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to the stock option plans described in note 9(d). As allowed by Statement of Financial Accounting Standard 123 Accounting for Stock Based Compensation, (“SFAS 123”) as amended by Statement of Financial Accounting Standard 148, the Company followed the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) and presented pro forma information that is required by SFAS 123. APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the Company follows the requirements of SFAS 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the options issued, whichever is more reliably measurable. The value of the options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Beneficial conversion feature and accretion of discount on preference shares issued with attached warrants

Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal year 2003, the Company recorded a beneficial conversion feature of $668,785 as dividends calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference shares discount that resulted from the allocation of the gross proceeds is accreted over the five-year

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

life of the warrants. This resulted in an accretion of $33,439 to Accumulated Deficit for the three months ended February 28, 2005 ($33,439 for the three months ended February 29, 2004).

Derivative Financial Instruments

Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s financial statements.

b) Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123R”) a revision to SFAS 123. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption, September 1, 2005, of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

3	Accounts receivable

	February 28,	November 30,
	2005	2004
	$	$

Trade	3,503,314	4,655,150
Unbilled revenue	4,189,348	4,116,828
Technology Partnerships Canada contribution (note 10)	378,158	257,266
Other	89,372	111,234

	8,160,192	9,140,478

The Company has collateralized its accounts receivable as security against its operating line facility.

4	Inventory

	February 28,	November 30,
	2005	2004
	$	$

Materials and components	851,254	638,127
Finished goods	11,300	11,300

	862,554	649,427

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

5	Plant and equipment

	February 28, 2005
		Accumulated
	Cost	Depreciation	Net
	$	$	$

Equipment	3,926,965	3,084,270	842,695
Furniture and fixtures	131,095	96,601	34,494
Leasehold improvements	234,175	195,761	38,414

	4,292,235	3,376,632	915,603

	November 30, 2004
		Accumulated
	Cost	Depreciation	Net
	$	$	$

Equipment	3,910,980	3,038,921	872,059
Furniture and fixtures	131,095	94,705	36,390
Leasehold improvements	222,737	193,084	29,653

	4,264,812	3,326,710	938,102

6	Intangible and other assets

	February 28, 2005
		Accumulated
	Cost	Depreciation	Net
	$	$	$

Computer software	950,174	580,465	369,709
Licenses and patents	57,267	39,529	17,738

	1,007,441	619,994	387,447

	November 30, 2004
		Accumulated
	Cost	Depreciation	Net
	$	$	$

Computer software	936,591	546,190	390,401
Licenses and patents	57,267	39,057	18,210

	993,858	585,247	408,611

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

7	Accounts payable and accrued liabilities

	February 28,	November 30,
	2005	2004
	$	$

Trade	865,021	1,343,129
Accrued employee costs	619,585	572,589
Accrued liabilities	205,953	282,227
Accrued royalties (note 10)	53,823	311,851
Class B preference shares dividends declared and unpaid	—	86,566

	1,744,382	2,596,362

8	Credit Facilities

In February 2005, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at February 28, 2005 was 4.25% (2004 — 4.25%). The standby letters of credit are denominated in U.S. dollars and bear interest at the rate of 1.25% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of February 28, 2005, letters of credit, relating principally to customer contracts, amounting to U.S. $nil (2004 — U.S. $127,000) and Australian $283,886 (2004 — $nil) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.

The maximum amount(s) available to the Company under the operating line is $2,000,000 and under the foreign exchange forward contract facility are U.S. $2,000,000 and Australian $2,750,000. The credit facilities are collateralized by an assignment of accounts receivable, a general security agreement from the Company and its subsidiaries Offshore Systems Ltd., OSI Geomatics Ltd and OSI Geomatics Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at February 28, 2005, the Company had drawn on its foreign exchange contract facility in the amount of U.S. $nil (2004 — U.S. $1,186,836) and Australian $2,750,000 (2004 — $nil). As at February 28, 2005, the Company had drawn on the operating line facility in the amount of $548,394 (November 30, 2004 — $nil).

9	Capital Stock

(a) Authorized

100,000,000 common shares without par value
100,000,000 Class A preference shares without par value, issuable in series, with rights as set by the Company’s board of directors, of which 10,000,000 shares are designated Series A preference shares, voting, convertible into common shares at a 1:1 ratio, with a non-cumulative dividend rate of 1%
100,000,000 Class B preference shares, issuable in series, with rights as set by the Company’s board of directors, with a par value of $50 each, of which 10,000,000 shares are designated Series 1 preference shares, voting, convertible into common shares at a 1:45.5 ratio, with a cumulative dividend rate of 6%

(b) Class A preference shares

The Company has 30,262 (November 30, 2004 — 30,262) Class A preference shares outstanding that have a value of $30,262 for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

(c) Class B preference shares

The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The Company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320. The gross proceeds of $3,004,200 were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $2,342,625 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $661,575 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%. During the fiscal year 2003, the Company has recorded a beneficial conversion feature of $668,785 in dividends calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $33,439 to accumulated deficit for the three months ended February 28, 2005 ($33,439 for the three months ended February 29, 2004).

(d) Stock option plans

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,375,494 are available for granting. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors and executives vest over periods ranging from immediately to three years and options granted to employees vest one year after the date granted.

A summary of the Company’s stock options outstanding and exercisable at February 28, 2005 is as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding at	contractual	exercise	exercisable at	exercise
exercise prices	February 28,	life	price	February 28,	price
	$2005	(years)		$2005	$

1.01 – 1.35	1,622,135	1.25	1.06	1,330,135	1.05
1.36 – 1.41	60,000	0.31	1.41	60,000	1.41

1.01 – 1.41	1,682,135	1.22	1.08	1,390,135	1.06

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

Stock-based compensation

For the three months ended February 28, 2005, the Company incurred non-cash stock-based compensation expense of $2,524 related to stock options granted to third parties (three month period ended February 29, 2004 — $nil). The expense was included in general and administrative costs and was recorded in additional paid-in capital. The fair value of the stock options was estimated using the Black-Scholes option pricing model, using the following assumptions: dividend yield of 0%; a volatility rate of 58%; risk-free interest rate of 2.2%; and an expected average life of 3 years.

There were no stock options granted for the three months ended February 28, 2005 (February 28, 2004 — $nil).

Pro forma disclosure

The Company applies the intrinsic value method for employee stock options granted as prescribed in APB 25. Had compensation cost been determined using the fair value approach set forth in SFAS 123, the Company’s earnings (loss) for the three month period and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	For the three	For the three
	months ended	months ended
	February 28,	February 29,
	2005	2004
	$	$

Earnings as reported	(219,591)	551,791
Add: Stock-based compensation cost	2,524	—
Less: Pro forma stock-based compensation cost	(32,469)	(6,300)

Pro forma income (loss)	(249,536)	545,491

Pro forma basic and diluted earnings (loss) per share	(0.01)	0.02

Weighted average number of common shares outstanding — basic	27,488,074	26,903,072

Weighted average number of common shares outstanding — diluted	27,488,074	30,190,199

The fair value of the stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2004	2003

Risk-Free interest rate	2.24%	2.65%
Expected dividend yield	0.0%	0.0%
Expected volatility factor	57.7%	102.0%
Expected option term (in years)	3	3

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

(e) Earnings per share

	February 28,	February 29,
	2005	2004

Basic earnings per share
Earnings (loss) for the period	$(219,591)	$551,791
Less: Class B preference share dividends	76,722	76,722

Earnings (loss) available to common shareholders	$(296,313)	$475,069

Weighted average number of common shares outstanding	27,488,074	26,903,072

Basic earnings (loss) per share	$(0.01)	$0.02

Diluted earnings per share
Earnings (loss) for the period	$(219,591)	$551,791
Less: Class B preference share dividends	76,722	76,722

Earnings (loss) available to common shareholders	$(296,313)	$475,069

Weighted average number of common shares outstanding	27,488,074	26,903,072
Dilutive effect of Class A preference shares — Series A (*1)	—	30,262
Dilutive effect of Class B preference shares — Series 1 (*1)	—	2,625,851
Dilutive effect of warrants (*2)	—	—
Dilutive effect of stock options (*1)	—	631,014

Adjusted weighted average number of common shares outstanding	27,488,074	30,190,199

Diluted earnings (loss) per share	$(0.01)	$0.02

(*1) The Class B preference shares — Series 1 and the Class A preference shares- Series A and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the three months ended February 28, 2005.

(*2) The outstanding 1,393,301 warrants were not included in the diluted earnings per share for the three months ended February 28, 2005 and February 29, 2004 because the warrant exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

10	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at February 28, 2005, the Company has claimed $1,736,931 of assistance under the agreement. Accounts receivable at February 28, 2005 includes $378,158 of amounts receivable from TPC in connection with these claims (November 30, 2004 — $257,266).

In addition, under the April 26, 2004 agreement, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. No amounts for royalty payments in connection with this agreement have been recorded in the financial statements.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

On November 15, 1999, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the Company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company had received the maximum allowed under the agreement. There are no amounts recorded in accounts receivable with respect to these claims.

In addition, under the November 15, 1999 agreement, the Company is required to pay a royalty of 3% on annual gross Navigation Systems and Applications business unit revenue for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1,242,022 to date (November 30, 2004 — $929,303) and has accrued royalties of $53,823 at February 28, 2005 (November 30, 2004 — $311,851). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business. During fiscal year 2004, the Company was subject to an audit by government authorities. The results of the audit have not been communicated to the Company. The Company has no reason to believe that the outcome of the audit will have a material impact on the Company’s financial results.

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

11	Commitments and contingencies

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd., and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at February 28, 2005 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated. Management believe that the claims are without merit.

12	Income taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business.

The effective rate used to record income tax expense for the three months ended February 28, 2005 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized and, also, items not deductible for income tax purposes. The change in effective tax rate from 2004 to 2005 was due primarily to the effect of the change in valuation allowance.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

At February 28, 2005, the Company adjusted its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is uncertainty of future realization.

	For the three	For the three
	months ended	months ended
	February 28,	February 29,
	2005	2004
	$	$

Deferred income tax (recovery)	(238,365)	(278,903)
Current income tax expense	—	232,792

Income tax (recovery)	(238,365)	(46,111)

Effective tax rate	52.0%	(9.1)%

13	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2 of the Company’s audited consolidated annual financial statements for the year ended November 30, 2004 prepared in accordance with Canadian GAAP. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	February 28, 2005
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	1,940,783	11,500	307,580	2,259,863
Gross profit	1,198,088	10,012	24,008	1,232,108
Technology Partnerships Canada — net recovery	210,826	—	—	210,826
Interest expense	11,231	—	1,485	12,716
Income tax recovery	(214,110)	—	(24,255)	(238,365)
Net earnings (loss)	189,730	(172,826)	(236,495)	(219,591)
Plant and equipment expenditures	27,424	—	—	27,424
Intangible and other asset expenditures	10,348	1,213	2,022	13,583
Depreciation and amortization	52,894	1,074	30,702	84,670

	February 29, 2004
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	3,280,098	28,318	721,344	4,029,760
Gross profit	2,396,046	18,968	153,759	2,568,773
Technology Partnerships Canada — net expense	48,926	—	—	48,926
Interest expense	191	—	77	268
Income tax recovery	(46,111)	—	—	(46,111)
Net earnings (loss)	970,291	(311,300)	(107,200)	551,791
Plant and equipment expenditures	27,215	2,482	—	29,697
Intangible and other asset expenditures	9,793	—	3,144	12,937
Depreciation and amortization	54,800	77	23,168	78,045

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

Total assets employed

	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

As at February 28, 2005	10,729,400	17,496	1,037,669	11,784,565

As at November 30, 2004	10,562,064	17,357	1,731,317	12,310,738

Geographically, revenues reported are based on the location of the Company’s customers.

	February 28,	February 29,
	2005	2004
	$	$

Europe	1,627,000	2,065,021
Australia/New Zealand	311,894	948,263
United States	200,713	895,593
Canada	120,256	120,883

Total	2,259,863	4,029,760

Geographically, plant and equipment and intangible and other assets are reported based on location. At February 28, 2005 and November 30, 2004, all of the Company’s plant and equipment and intangible and other assets were located in Canada.

14	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in U.S. dollars, Australian dollars and Euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At February 28, 2005, the Company had foreign exchange forward contracts maturing in the following periods to sell Australian $2,750,000 (February 29, 2004 — nil). As at February 28, 2005, the Company had drawn on its foreign exchange contract facility in the amount of U.S. $nil (2004 — U.S. $1,186,836) and Australian $2,750,000 (2004 — $nil). The exchange rates set in the forward exchange contracts ranged between 0.9473 to 0.9562 for Australian $1.00. The contracts mature between May and June 2005.

15	Financial guarantees

The Company utilizes letters of credit to back certain performance obligations with its customers. The standby letters of credit are repayable on demand after certain conditions have been met. As of February 28, 2005, one letter of credit, relating principally to a customer contract, had been issued for Australian $283,886 (November 30, 2004 — Australian $283,886).

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

16	Reconciliation of generally accepted accounting principles

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003.

(b) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued. During the fiscal year 2003, the Company has recorded a beneficial conversion feature of $668,785 as dividends calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference shares discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $33,439 to accumulated deficit for the three months ended February 28, 2005 ($33,439 for the three months ended February 29, 2004).

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s financial statements.

(d) Under Canadian GAAP, the Company was not required to record stock based compensation for options granted to third parties prior to fiscal 2004. Under U.S. GAAP, the Company is required to record stock based compensation based on fair value as required by SFAS 123 retroactive for prior periods. As a result of these stock based compensation transactions, differences as compared to the same balances as previously reported under Canadian GAAP have occurred.

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2004 - 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $30,362.

(f) If Canadian GAAP were followed:

i) the effect on the Consolidated Statements of Earnings (Loss) and Accumulated Deficit would be:

	February 28,	February 29,
	2005	2004
	$	$

Earnings (loss) for the period, U.S. GAAP	(219,591)	551,791
Adjustment for stock based compensation (a),(d)	(23,645)	—

Earnings (loss) for the period, Canadian GAAP	(243,236)	551,791

Basic and diluted earnings (loss) per common share, Canadian GAAP	(0.01)	0.02

Weighted average number of common shares — basic, Canadian GAAP	27,488,074	26,903,072

Weighted average number of common shares — diluted, Canadian GAAP	27,488,074	30,190,199

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

ii) Balance Sheet items which would differ under Canadian GAAP are as follows:

	February 28,	November 30,
	2005	2004
	$	$

Common shares (d)	19,026,125	19,026,125
Class A preference shares — Series A (e)	—	—
Class B preference shares — Series 1 (b)	1,926,157	1,926,157
Additional paid in capital (a), (d)	240,661	214,492
Accumulated Deficit (a), (b), (d)	(12,437,044)	(12,193,838)

(g) Pro forma information — Stock based compensation

The following pro forma financial information as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock - based Payments, presents the earnings (loss) had the Company recognized stock-based compensation using a fair value method for all stock awards granted, modified or settled prior to December 1, 2003:

	Three Months	Three Months
	Ended	Ended
	February 28,	February 29,
	2005	2004
	$	$

Earnings as reported	(243,236)	551,791
Add: Stock-based compensation cost	26,169	—
Less: Pro forma stock-based compensation cost	(32,469)	(6,300)

Pro forma income (loss)	(249,536)	545,491

Pro forma basic and diluted earnings (loss) per share	(0.01)	0.02

Weighted average number of common shares — basic	27,488,074	26,903,072

Weighted average number of common shares — diluted	27,488,074	30,190,199

The fair value of the stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2004	2003

Risk-Free interest rate	2.24%	2.65%
Expected dividend yield	0.0%	0.0%
Expected volatility factor	57.7%	102.0%
Expected option term (in years)	3	3

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

17	Other Information

The following presents the conversion of the Company’s comparative financial information from Canadian GAAP to U.S. GAAP and presents a comparison for amounts which differ between Canadian GAAP and U.S. GAAP:

(a) Balance sheet at November 30, 2004

	As previously	As currently
	reported under	reported under
	Canadian GAAP	U.S. GAAP
	$	$

Shareholders’ Equity
Capital stock
Issued and outstanding
30,262 Class A preference shares — Series A	—	30,262
57,711 Class B preference shares — Series 1	1,926,157	2,163,622
27,488,074 common shares	19,026,125	20,033,931

	20,952,282	22,227,815

Additional Paid in Capital	214,492	941,968
Accumulated Deficit	(12,193,838)	(14,196,847)

(b) Statement of Earnings and Accumulated Deficit for the three months ended February 29, 2004

	As previously	As currently
	reported under	reported under
	Canadian GAAP	U.S. GAAP
	$	$

Accumulated Deficit — Beginning of period	(12,043,580)	(14,046,108)

Class B preference share dividend paid	(91,866)	(91,866)
Class B preference share dividend accreted	—	(33,439)

Accumulated Deficit — End of period	(11,583,655)	(13,619,622)

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

18	Subsequent events

(a) Agreement to acquire Mapcon Mapping Consultants Inc.

On February 28, 2005, the Company entered into an agreement to purchase all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market.

Under the terms of the agreement, the Company will purchase all of the shares of Mapcon from its shareholders for cash of US$1,000,000. The purchase is subject to a number of conditions, including the execution of a definitive agreement. The definitive agreement was executed April 8, 2005 and the transaction was closed on the same day.

(b) Private placement

The Company announced on March 8, 2005 its intention to proceed with a private placement (the “financing”) of up to CDN$19.5 million. The financing was fully subscribed prior to the release of these unaudited interim consolidated financial statements. The financing was led by SDS Capital Group SPC, Ltd. as the principal investor. A recognized United States investment bank acted as agent to offer the securities on a best efforts basis to other institutions and accredited investors. The proceeds of the financing will be used to pursue acquisitions to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B preference shares Series 1 held by two institutional investors at a cost of approximately CDN$2.9 million. The Company offered up to 19,500 units, each comprised of 20 voting Class B preference shares Series 2 (“preference shares”) and 588 share purchase warrants (“warrants”). The issue price was CDN$1,000 per unit. The preference shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of CDN$50.00 for each preference share by the conversion price of CDN$0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of CDN$0.85 for a period of five years.

TSX policies required that the Company obtain shareholder approval for the financing. Consequently, all subscription funds and agreements were held in escrow with an escrow agent pending receipt of shareholder approval. The Company received shareholder approval for the financing at its annual general meeting which was held on April 8, 2005. During the escrow period, the purchasers received interest on the subscription funds at the rate of 12% per annum. After shareholder approval was obtained, the financing is to be closed promptly and accrued interest paid to the purchasers. All payments of interest will be net of applicable withholding tax.

Mr. E. Brinton Coxe, a director of the Company assisted the Company in structuring and arranging the financing. In consideration for providing his services, the Company will pay Mr. Coxe an advisory services fee in the amount of $800,000. In addition, the Company will issue to Mr. Coxe 350,000 common share purchase warrants which will have the same terms and conditions as the warrants to be issued to the institutions which assist in placing the financing. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe declared his interest in the proposed financing and related transactions and abstained from voting on all resolutions of the Company’s board respecting the financing, including resolutions approving his compensation, at all stages of the review and approval process. Mr. Coxe also excused himself from all board meetings at which the proposed financing was considered so that the remaining members of the board could discuss freely the proposed financing and all matters related thereto, including the proposed compensation of Mr. Coxe.

After shareholder approval has been obtained and the Company has proceeded with the planned private placement, the issuance of the units, related costs including the tax impact, potential changes to the Company’s current and deferred tax positions and the retirement of the existing preference shares will be recorded in the financial statements.

Completion of the financing was subject to satisfaction of a number of conditions precedent, including completion of legal documentation and due diligence satisfactory to both the Company and the purchasers, and receipt of all necessary regulatory approvals, including TSX acceptance.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements (unaudited) February 28, 2005 and February 29, 2004 (expressed in Canadian dollars)	U.S. GAAP

The private placement was fully subscribed and should the holders of the 19,500 units, each comprised of 20 voting Class B preference shares Series 2 and 588 share purchase warrants convert these securities into the Company’s common shares, there would be an increase of 34,405,800 common shares.

The offered securities have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	“ John A. Jacobson”
Title: President & CEO
Date: April 12, 2005